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[LOGO] CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release


        CAMPBELL RESOURCES UNDER THE COMPANIES' CREDITORS ARRANGEMENT ACT

MONTREAL, JUNE 30, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) ("Campbell") announces that the Superior Court of Quebec (Commercial Division) has granted an initial order to it under the Companies' Creditors Arrangement Act ("CCAA"). Campbell also announced that the convertible note financing announced on May 11 will not be concluded (ref.: press release dated May 11, 2005).

Campbell intends to avail itself of the provisions of the CCAA to prepare and present a plan of arrangement to its stakeholders. Difficulties in the start-up of the Copper Rand mine and a shortage of capital have combined to create a situation where the operations cannot generate enough cash to allow the Company to carry on without a financial restructuring under the Act.

Difficulties encountered at Copper Rand in the last year include unstable ground conditions in the development of a critical ventilation raise, reduced ore and waste hoisting capacity during repairs to a section of the shaft, and, more importantly, mine equipment problems. These difficulties have resulted in development of stopes and workplaces below planned levels and, consequently, lower levels of production.

During the restructuring period, the Company intends to continue operations at the Joe Mann and Copper Rand mines. Some 250 employees currently work at these two locations. In May, these operations produced more than 4,500 ounces of gold and 700,000 pounds of copper, compared to 3,500 ounces and 890,000 pounds in April.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -


FOR MORE INFORMATION :

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CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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